Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

December 7, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2079

Income & Treasury Limited Duration Portfolio of Funds, Series 66

File Nos. 333-249696 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2079, filed on October 28, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 66 (the “trust”).

GENERAL

1. Please provide the undertaking required by Rule 484 under the 1933 Act.

Response: In response to this comment, 1) the section titled “Undertaking to File Reports” in the Form S-6 filing will be renamed to “Undertakings” and 2) the following will be added as the second paragraph:

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

PROSPECTUS

Investment Summary — Principal Risks

2. The “Principal Investment Strategy” section states that the trust may invest in closed-end funds that may invest in mortgage-backed bonds, convertible bonds, preferred securities, senior loans and international bonds, including bonds from issuers located in emerging markets. If a closed-end fund invests principally in such securities, please provide the corresponding risk disclosures.

Response:        If a closed-end fund that the trust invests in invests principally in such securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren